The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038 May 20, 2014

US$

CAPPED FLOATING RATE NOTES DUE MAY 28, 2021 LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Issue Date:	May 28, 2014(*)	Original Trade Date:	May 23, 2014(*)
Spread:	At least [0.15]% (the actual Spread will be determined on the Original Trade Date)	Maturity Date:	May 28, 2021(*)
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.	CUSIP/ISIN:	06741UDZ4/US06741UDZ49

[Terms of Note continue on the following page]

	Price to Public(1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$	$	$

1 Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $970.00 and $977.50 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

2 Barclays Capital Inc. will receive commissions from the Issuer equal to [1.00]% of the principal amount of the notes, or $[10.00] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS–2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Reference Rate:

Consumer Price Index (the “CPI”). For additional information about the Reference Rate, see the information set under “Reference Assets—Floating Interest Rate—Consumer Price Index” in the prospectus supplement.

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the CPI Performance† plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Minimum Interest Rate:	[0.00]% per annum
Maximum Interest Rate:	[8.00]% per annum
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

Interest Payment Dates:	Payable monthly in arrears on the 28th day of each month, commencing on June 28, 2014 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Reference Month:	3 calendar months prior to the month of the Interest Payment Date
Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.

(*)            Depending on the actual date on which the Notes are priced for sale to the public, which will be the Original Trade Date, any reference in this preliminary pricing supplement to the month in which the Original Issue Date, Interest Payment Dates and Maturity Date will occur is subject to change.

†             As defined on page S-75 in the accompanying prospectus supplement.  For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013 and the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this the prospectus, the prospectus supplement and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market.  Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 12 months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-2 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Reference Rate / Interest Payment Risk—The amount of interest payable on the Notes is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement.  For example, since the Reference Month is specified as the third calendar prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in July of any year, the Reference Month would be April, and the amount of interest paid on the Interest Payment Date in July would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the April of the prior year to April of the year in which the Interest Payment Date occurs.  Because the variable rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be as little as the Minimum Interest Rate of 0.00%; as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating.  In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

•                  The Amount of Interest Payable on the Notes Related to Any Interest Period is Capped — The interest rate on the Notes for each monthly Interest Period is capped for that quarter at the maximum interest rate of 8.00% per annum.  As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will be limited to the Maximum Interest Rate, and you will not get the benefit of any increase in the Interest Rate above 8.00%.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Rate.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are

PPS-2

inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Potential Return Limited to Any Interest Payments—The return on the Notes, if any, is limited to the monthly interest payments, if any.  If the CPI Performance plus the Spread is less than or equal to 0.00% for any Interest Period no interest will be paid on the applicable Interest Payment Date.  As such it is possible that you will not receive any interest payments during the term of the Notes.  Please see “Selected Risk Factors—Reference Rate/Interest Payment Risk” for additional information.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Historical Performance of the Reference Rate Is Not an Indication of its Future Performance— The historical performance of the Reference Rate should not be taken as an indication of its future performance during the term of the Notes.  Changes in the level of the Reference Rate will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall.  Furthermore, the historical performance of the Reference Rate does not reflect the return the Notes would have had because it does not take into account the Maximum Interest Rate or the Maximum Interest Rate.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different

PPS-3

from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the original issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

PPS-4

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate equal to CPI Performance plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.  The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

CPI Performance =	CPIF – CPII
CPII

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2015, the applicable Reference Month would be March 2015, and CPI Performance would equal the annual percentage change in the CPI from March 2014 to March 2015. Similarly, for an Interest Payment Date in March 2016, the applicable Reference Month would be December 2015, and CPI Performance would equal the annual percentage change in the CPI from  December 2014 to December 2015.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2014, assuming a Reference Month that is the third month prior, in this case August 2014:

Example 1: Assuming a hypothetical CPI level of 204 for August 2013 and 208 for August 2014, CPI Performance for November 2014 would be 1.96%, calculated as follows:

208 – 204	= 1.96%
204

Example 2: Assuming a hypothetical CPI level of 204 for August 2013 and 199 for August 2014, CPI Performance for November 2014 would be -2.45%, calculated as follows:

199 – 204	= -2.45%
204

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, plus the Spread.  In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

PPS-5

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period, under different CPI level and CPI Performance scenarios.  For purposes of these examples, we have assumed a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. The following examples are based on the Minimum Interest Rate of 0.00%, the Maximum Interest Rate of 8.00% and the Spread of 0.15%.  We have further assumed that the Notes have monthly Interest Payment Dates.  Numbers in the table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes.

CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum (Spread)[1]	Effective Interest Rate (Spread)[4]	Interest Payment Amount per $1,000 Note (Spread)[2]

198	-4.808%	0.000%[3]	0.000%	$0.00
200	-3.846%	0.000%[3]	0.000%	$0.00
204	-1.923%	0.000%[3]	0.000%	$0.00
206	-0.962%	0.000%[3]	0.000%	$0.00
208	0.000%	0.150%	0.013%	$0.13
210	0.962%	1.112%	0.093%	$0.93
212	1.923%	2.073%	0.173%	$1.73
214	2.885%	3.035%	0.253%	$2.53
216	3.846%	3.996%	0.333%	$3.33
218	4.808%	4.958%	0.413%	$4.13
220	5.769%	5.919%	0.493%	$4.93
225	8.173%	8.00%[4]	0.667%	$6.67

1.	Interest rate per annum = CPI Performance + the Spread (0.15%).
2.	Interest payment amount equals the principal amount times the effective interest rate.
3.

Where the per annum interest rate, calculated as the CPI Performance + the Spread (0.15%), is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.

4.

Where the per annum interest rate, calculated as the CPI Performance + the Spread (0.15%), is more than the Maximum Interest Rate of 8.00%, the per annum interest rate is set equal to the Maximum Interest Rate.

5.	Effective interest rate equals the interest rate per annum multiplied by the day count (30/360).

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.923%, the applicable per annum interest rate for that Interest Payment Date would be equal to CPI Performance plus the Spread or 2.073%.

Based on the per annum interest rates determined per the above, you would receive an interest payment of $1.73 per $1,000 Note on the Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.073% x (30/360) = 0.173%

Interest Payment = $1,000 x 0.173% = $1.73

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to -3.846%, the applicable per annum interest rate for that Interest Payment Date would be equal to CPI Performance plus the Spread or -3.696%.  Since the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive no interest payment on the related monthly Interest Payment Date (the interest payment would be $0).

Example 3:       If CPI Performance for the relevant Interest Payment Date is equal to 8.173%, the applicable per annum interest rate for that Interest Payment Date would be equal to CPI Performance plus the Spread or 8.323%.  Since the per annum interest rate so determined is greater than the specified Maximum Interest Rate of 8.00%, the applicable per annum interest rate would be set equal to the Maximum Interest Rate of 8.00%, and you would receive an interest payment of $6.67 per $1,000 Note on the Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.000% x (30/360) = 0.667%

Interest Payment = $1,000 x 0.667% = $6.67

PPS-6

HISTORICAL INFORMATION FOR THE REFERENCE RATE

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2008 through 2014.  Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.  Historical Performance is not indicative of future performance.

	2008		2009		2010		2011		2012		2013		2014
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	211.1	4.28%	211.1	0.03%	216.7	2.63%	220.2	1.63%	226.7	2.93%	230.3	1.59%	233.9	1.58%
February	211.7	4.03%	212.2	0.24%	216.7	2.14%	221.3	2.11%	227.7	2.87%	232.2	1.98%	234.8	1.13%
March	213.5	3.98%	212.7	-0.38%	217.6	2.31%	223.5	2.68%	229.4	2.65%	232.8	1.47%	236.3	1.51%
April	214.8	3.94%	213.2	-0.74%	218.0	2.24%	224.9	3.16%	230.1	2.30%	232.5	1.06%	237.1	1.95%
May	216.6	4.18%	213.9	-1.28%	218.2	2.02%	226.0	3.57%	229.8	1.70%	232.9	1.36%
June	218.8	5.02%	215.7	-1.43%	218.0	1.05%	225.7	3.56%	229.5	1.66%	233.5	1.75%
July	220.0	5.60%	215.4	-2.10%	218.0	1.24%	225.9	3.63%	229.1	1.41%	233.6	1.96%
August	219.1	5.37%	215.8	-1.48%	218.3	1.15%	226.5	3.77%	230.4	1.69%	233.9	1.52%
September	218.8	4.94%	216.0	-1.29%	218.4	1.14%	226.9	3.87%	231.4	1.99%	234.1	1.18%
October	216.6	3.66%	216.2	-0.18%	218.7	1.17%	226.4	3.53%	231.3	2.16%	233.5	0.96%
November	212.4	1.07%	216.3	1.84%	218.8	1.14%	226.2	3.39%	230.2	1.76%	233.1	1.24%
December	210.2	0.09%	215.9	2.72%	219.2	1.50%	225.7	2.96%	229.6	1.74%	233.0	1.50%

*               “Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

PPS-7

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes may depend in part upon whether it is reasonably expected that the interest paid on the Notes during the first half of the Notes’ term will be significantly greater or less than the interest paid on the Notes during the second half of the Notes’ term (“Front or Back Loaded”).  We intend to take the position for tax reporting purposes that the interest on the Notes is not reasonably expected to be Front or Back Loaded.  This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes.  In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the Issuer’s position that interest on the Notes is not expected to be Front or Back Loaded is respected, your Notes will be treated as debt instruments subject to the rules applicable to variable rate debt instruments for U.S. federal income tax purposes.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.  Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as variable rate debt instruments.

If you are a U.S. individual or taxable entity, you will generally be taxed on interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.  If you sell or exchange your Notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. Such capital gain or loss should be treated as long-term capital gain or loss to the extent you have held your Notes for more than one year.

Additionally, if you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium.”  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the variable rate debt instrument rules, please see the section titled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments.  It is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  If the Notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PPS-8

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-9

US$

BARCLAYS BANK PLC

CAPPED FLOATING RATE NOTES DUE MAY 28, 2021

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013 AND THE PROSPECTUS SUPPLEMENT

DATED JULY 19, 2013)